UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March (Report No. 5)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Execution of Sales Agreement

On March 14, 2025, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, entered into a Sales Agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which the Registrant may offer and sell, from time to time, through the Sales Agent, the Registrant’s ordinary shares, no par value per share, or the Ordinary Shares, having an aggregate offering price of up to $1,019,000. The Ordinary Shares will be offered and sold pursuant to the Registrant’s Registration Statement on Form F-3 (File No. 333-266748), or the Registration Statement, and the related base prospectus included in the Registration Statement, as supplemented by the prospectus supplement to the Registration Statement dated March 14, 2025.

The Company expects that any proceeds from the sale of Ordinary Shares under the Sales Agreement for general corporate purposes, which include financing the Company’s research and development, including human observational studies, system engineering and other regulatory approval processes, business development marketing activities and implementation of the Company’s commercialization strategy.

The Registrant is not obligated to sell any Ordinary Shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with their normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of the Nasdaq Capital Market to sell Ordinary Shares from time to time based upon the Registrant’s instructions, including any price, time or size limits specified by the Registrant. Upon delivery of a placement notice to the Sales Agent, and subject to the Registrant’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent’s obligation to sell Ordinary Shares under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The Registrant will pay the Sales Agent a commission equal to 3.0% of the aggregate gross proceeds from each sale of Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Registrant has also agreed to reimburse the Sales Agent for certain specified expenses. The Sales Agreement also contains customary representations and warranties.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 99.1 to this Report and is incorporated herein by reference.

A copy of the opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the Ordinary Shares is filed herewith as Exhibit 5.1.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration Nos. 333-266748 and 333-284308) and Form S-8 (Registration Nos. 333-259057, 333-277980 and 333-285565), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
5.1	Opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.).
99.1	Sales Agreement by and between Inspira Technologies Oxy B.H.N. Ltd. and A.G.P./Alliance Global Partners, dated March 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: March 14, 2025	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

2